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Exhibit 99.1

For Immediate Release
February 6, 2003

DRAXIS Health Reports Fourth Quarter and Year End Results

EPS from continuing operations of $0.03 for Q4 and $0.08 for 2002 on 14% annual revenue growth

        Mississauga, Ontario, February 6, 2003—DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) reported solid operating results for the quarter and record revenues and earnings for the full year ended December 31, 2002. All amounts are expressed in U.S. dollars.

        Revenues from continuing operations for the fourth quarter were $9.8 million, up from $8.9 million in the fourth quarter of 2001, and were $38.6 million for the year, up 14% over 2001 revenues. Net income from continuing operations before non-recurring items was up 77% to $1.0 million for the quarter ($0.03 per share) and was $2.9 million ($0.08 per share) for the year. Fourth quarter operating profitability or EBITDA (pre R&D and non-recurring items) increased from $1.7 million in 2001 to $1.9 million in 2002 and for the full year increased by 47% from $5.5 million in 2001 to $8.1 million in 2002.

FINANCIAL HIGHLIGHTS
(thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP)
(unaudited)

	2002				2001
	Q4	Q3	Q2	Q1	Q4
From Continuing Operations(1)
Revenues	$9,836	$8,872	$9,730	$10,202	$8,916

EBITDA(2) (pre R&D and non-recurring items)	1,893	1,818	1,930	2,414	1,719
R&D	(324)	(805)	(405)	(463)	(666)

EBITDA(2) (pre non-recurring items)	1,569	1,013	1,525	1,951	1,053

Net Income (Loss)
From Continuing Operations Before Non-recurring Items	975	535	364	979	552
Non-recurring Items	—	—	167	—	—
Discontinued Operations	(266)	(143)	(229)	(196)	61

	$709	$392	$302	$783	$613

Basic Income (Loss) Per Share
From Continuing Operations Before Non-recurring Items	$0.026	$0.014	$0.010	$0.026	$0.015
Non-recurring Items	—	—	0.004	—	—
Discontinued Operations	(0.007)	(0.004)	(0.006)	(0.006)	0.002

	$0.019	$0.010	$0.008	$0.020	$0.017

(1)
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.

(2)
Income from continuing operations before non-recurring items, depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities.

        "With this, our 8th consecutive quarter of positive operating income, we achieved record financial results for 2002 that continue to demonstrate continued growth of revenues and earnings in line with expectations," said Dr. Martin Barkin, President and CEO of DRAXIS. "Revenue growth of 14% and net income of $2.9 million for the year translate into $0.08 per share from continuing operations."

        Dr. Barkin continued, "Our radiopharmaceuticals business remains on track, demonstrating a 46% annual increase in revenues and a 52% increase in EBITDA (pre R&D). The primary drivers for 2003 will be increasing sales of existing products in the U.S. and Canada, new product introductions into the U.S. and additional opportunities for growth outside of North America."

        "While manufacturing revenues for the year grew by $0.5 million, EBITDA increased significantly from just under $0.2 million to over $0.6 million as we continue to utilize more capacity in our higher margin production flows. Recent regulatory approvals in the U.S. and the U.K. will facilitate continued growth, driven primarily by new production under our long term contract with GlaxoSmithKline."

        DRAXIS has received several non-binding offers related to the possible acquisition of its Canadian pharmaceutical sales and marketing division (DRAXIS Pharmaceutica) following the August 2002 announcement that Elan Corporation plc had decided not to proceed with its planned acquisition of this division. The Company is currently engaged in advanced negotiations regarding a potential transaction. As options regarding potential divestiture are explored, DRAXIS will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.

        In January 2003, DRAXIMAGE commenced direct sales of BrachySeed™ in the U.S. after its licensee in the U.S. unilaterally terminated its agreements with DRAXIMAGE. DRAXIMAGE has established full control over the marketing, sales and distribution of BrachySeed™ in the U.S and has taken steps to assure its BrachySeed™ customers that there will be no disruption in the supply of BrachySeed™ I-125 implants. DRAXIMAGE is considering several options for the U.S. market, including continued direct sales as well as the possibility of establishing new marketing and distribution relationships.

Consolidated Operations

  •
  Revenues from continuing operations increased 10.3% for the fourth quarter and 14.0% for the year over 2001, driven by increased penetration of radiopharmaceutical products into the U.S. plus higher royalty and licensing revenues.

  •
  Net income from continuing operations but before non-recurring items, was $1.0 million ($0.026 per share) for the fourth quarter and $2.9 million ($0.077 per share) for the year ended 2002. This compared to $0.6 million ($0.015 per share) and $2.3 million ($0.062 per share) for the corresponding periods in 2001.

  •
  EBITDA from continuing operations (pre R&D and non-recurring items) in the fourth quarter of 2002 increased 10.1% over the same quarter in 2001. For the year 2002, the $8.1 million result was 46.7% better than 2001.

  •
  Total investment in radiopharmaceuticals R&D in the fourth quarter of 2002 was $0.6 million (before a $0.3 million refund of a previously paid regulatory filing fee), compared to R&D spending of $0.7 million in the same quarter of 2001. For the full year, investment in R&D was $2.0 million for 2002 versus $1.3 million in 2001 as a result of new staff and additional clinical development activity involving the product pipeline.

  •
  Cash and cash equivalents at December 31, 2002 increased to $4.9 million compared with $2.3 million at September 30, 2002, following the December 2002 completion of a bank credit facility providing for up to $3.2 million of additional borrowing capacity. The weighted average number of common shares outstanding in the fourth quarter of 2002 was relatively unchanged at 37,090,320.

Radiopharmaceuticals

  •
  Revenues for the fourth quarter increased 35.0% over 2001 to $2.4 million and for the year 2002 were up 46.0% over 2001 to $10.2 million as a result of increased sales of radiotherapeutic products, diagnostic imaging products and BrachySeed™ implants.

  •
  EBITDA (pre R&D) for the fourth quarter grew to $447,000 (18.3% of revenues), from $386,000 (21.3% of revenues) in 2001 and for the year was $2.7 million (26.6% of revenues), compared to $1.8 million (25.6% of revenues) for the same period in 2001. The decreased percentage in the fourth quarter was largely due to inventory losses associated with BrachySeed™ Pd-103.

  •
  Subsequent to year end, DRAXIMAGE received FDA approval for a new Sodium Iodide I-131 product, in kit form, for preparing oral solutions and capsules for treating thyroid cancer or hyperthyroidism. Once launched later in 2003, this new product is expected to contribute toward the increased penetration of the U.S. market for therapeutic radioactive iodine products.

Manufacturing

  •
  Revenues for the fourth quarter of 2002 were $5.4 million, unchanged from 2001, which was a quarterly record. Revenues for the year 2002 were up slightly to $20.9 million from $20.5 million in 2001 as new product introduction was offset by decreased volumes of lower margin legacy products.

  •
  EBITDA for the quarter increased to $0.4 million, versus breakeven in 2001, and for the year 2002 was $0.6 million, compared to $0.2 million in 2001, reflecting a higher margin product mix.

  •
  Subsequent to year end, DPI received approval from the U.K. Medicines Control Agency (MCA) to manufacture multiple sterile and non-sterile products destined for the U.K. and major European markets, including products being transferred from GlaxoSmithKline under the previously announced outsourcing contract.

Interim Financial Report

        This release includes by reference the fourth quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984 or The Investor Relations Group at (212) 825-3210.

Conference Call

        DRAXIS has scheduled a conference call to discuss fourth quarter 2002 financial results at 11:00 a.m. (ET) on February 6, 2003. This call can be accessed by dialing 1-888-424-1784 (no access code required) and will also be webcast live with access through the Company's website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 (toll-free) Fax: 905-677-5494	For United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210 Fax: 212-825-3229

Management's Discussion and Analysis of
Financial Condition and Results of Operations

—Quarter Ended December 31, 2002—

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2001 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under: "Accounting Matters".

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

The Company believes that its radiopharmaceutical business, acquired in 1997, and its manufacturing business, acquired in 1998, have significant long-term growth potential. Accordingly, the Company has invested considerable financial and management resources toward the development of these businesses:

  •
  $11.9 million invested at DPI prior to 2002 included a plant expansion and the establishment of sterile lyophilization (freeze-drying) capabilities to provide in-house manufacturing of the Company's radiopharmaceutical imaging kits as well as third-party contract manufacturing services;

  •
  In 2002, DPI initiated a three-year $12.0 million capital plan, including a tripling of lyophilization capacity;

  •
  $6.5 million has been invested to date in the construction and subsequent expansion of DRAXIMAGE's radiopharmaceutical production facilities and capabilities; and

  •
  $5.7 million has been invested for research and the development of the DRAXIMAGE product pipeline including: BrachySeed™, Fibrimage®, Amiscan™, and INFECTON™.

These initiatives are consistent with the Company's general business strategy of:

  •
  Focusing on specialty pharmaceutical markets in which DRAXIS can develop and sustain competitive advantage;

  •
  Developing new pharmaceutical products and services that exploit the Company's existing strengths, capabilities and intellectual property;

  •
  Pursuing growth opportunities with international market potential; and

  •
  Leveraging alliances with business partners, when appropriate.

The Company's primary operational focus continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. Following completion of this review, the Company resolved to focus on its radiopharmaceutical and manufacturing platforms. Consistent with this strategic decision, the Company divested its dermatology product lines in 2001 and is continuing to pursue the possible sale of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica").

The Company achieved a number of significant accomplishments in 2002 including:

  •
  Record financial results from continuing operations:

  •
  Consolidated revenues of $38.6 million, an increase of 14.0% over 2001.

  •
  Consolidated net income from continuing operations before non-recurring items of $0.077 per share, an increase of 24.2% over 2001.

  •
  Consolidated earnings before interest, taxes, depreciation, amortization, research and development and non-recurring items ("EBITDARD") of $8.1 million, an increase of 46.8% over 2001.

  •
  Regulatory approvals of manufacturing facilities:

  •
  U.S. and Canadian regulatory approval to transfer production of DRAXIMAGE's line of lyophilized medical imaging products to the Company's own production facility.

  •
  U.S. regulatory approval to commence production at DPI of an established injectable product for GlaxoSmithKline.

  •
  U.S. regulatory approval to manufacture solid dosage form products at DPI.

  •
  Subsequent to year end, U.K. regulatory approval to manufacture multiple sterile and non-sterile products at DPI.

  •
  Continued growth together with the realignment of the Company's U.S. sales and marketing strategy for BrachySeed™, the Company's proprietary second generation radioactive brachytherapy implant:

  •
  Increased U.S. and Canadian market acceptance of the iodine version of BrachySeed™ which was launched in 2001.

  •
  U.S. launch of the palladium version of BrachySeed™ and the subsequent suspension of shipments pending the development of a revised marketing strategy for this product.

  •
  Subsequent to year end, commencement of direct sales of BrachySeed™ in the U.S.

  •
  Subsequent to year end, commencement of a Phase I trial for INFECTON™, a technetium-99m-based radiopharmaceutical for imaging infection.

  •
  Subsequent to year end, U.S. regulatory approval of a new radiotherapeutic kit product for the treatment of thyroid cancer and hyperthyroidism.

  •
  Underwritten public sale by two corporate shareholders of 4.2 million common shares, representing approximately 11.4% of issued and outstanding shares.

  •
  Completion in December 2002, of a bank credit facility providing for up to $3.2 million of additional borrowing capacity.

In 2002 the Company indicated that its target for compound annual growth in revenues over the next two to three years would be approximately 50% for its radiopharmaceutical business and 15% for its manufacturing business and that both businesses were expected to experience increased revenues and operating profitability in 2002.

The Company experienced record radiopharmaceutical results in 2002 with revenues of $10.2 million and EBITDARD of $2.7 million representing increases over 2001 of 46.0% and 51.9%, respectively.

The Company also experienced record manufacturing results in 2002 with revenues of $20.9 million, a 2.4% increase over 2001, and EBITDARD of $0.6 million representing an increase over the $0.2 million in 2001. The lower than expected growth in manufacturing revenues was largely attributable to delays in the receipt of regulatory approvals for new product introductions.

Consolidated Results of Operations(1)

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2002	2001	$ Change		2002		2001	$ Change
(in thousands of U.S. dollars except share related data) (U.S. GAAP)
			Revenues
$7,728	$6,952	$776	Product sales	$30,338		$27,151	$3,187
2,108	1,964	144	Royalty and licensing	8,302		6,752	1,550

9,836	8,916	920		38,640		33,903	4,737
1,776	1,537	239	Product gross margin	6,934		5,106	1,828
23.0%	22.1%		% of Product sales revenues	22.9%		18.8%
2,108	1,964	144	Royalty and licensing revenue	8,302		6,752	1,550
(1,991)	(1,782)	(209)	SG&A	(7,182	)(2)	(6,369)	(813)
-25.8%	-25.6%		% of Product sales revenues	-23.7%		-23.5%

1,893	1,719	174	EBITDA(3) (pre-R&D)	8,054		5,489	2,565
19.2%	19.3%		% of Total revenues	20.8%		16.2%
(324)	(666)	342	R & D	(1,996)		(1,280)	(716)

1,569	1,053	516	EBITDA(3)	6,058		4,209	1,849
16.0%	11.8%		% of Total revenues	15.7%		12.4%
(723)	(679)	(44)	Depreciation and amortization	(2,804)		(2,436)	(368)
			Non-recurring items
—	—	—	—Income tax recovery	418		—	418
—	—	—	—Offering costs	(251)		—	(251)
—	—	—	—Revaluation of tax assets	—		(3,300)	3,300
			Financial
127	116	11	—Foreign exchange translation	(12)		378	(390)
(73)	(65)	(8)	—Other	(268)		(403)	135
75	100	(25)	Income tax recovery (provision)(4)	(373)		251	(624)
—	26	(26)	Minority interest	252		286	(34)
(266)	62	(328)	Loss (income) from discontinued operations	(834)		(569)	(265)

$709	$613	$96	Net income (loss)	$2,186		$(1,584)	$3,770

			Net income (loss)
$975	$551	$424	—From continuing operations before non-recurring items	$2,853		$2,285	$568
—	—	—	—Non-recurring items	167		(3,300)	3,467
(266)	62	(328)	—From discontinued operations	(834)		(569)	(265)

$709	$613	$96		$2,186		$(1,584)	$3,770

			Basic income (loss) per share
$0.026	$0.015		—From continuing operations before non-recurring items	$0.077		$0.062
—	—		—Non-recurring items	0.004		(0.090)
(0.007)	0.002		—From discontinued operations	(0.023)		(0.016)

$0.019	$0.017			$0.058		$(0.044)

(1)
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.
(2)
Exclude offering costs of $360 ($251, after tax).
(3)
Income from continuing operations before non-recurring items, depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities.
(4)
Excludes tax impact of non-recurring items.

Comparison of Three Month Period Ended December 31, 2002 and 2001

Consolidated revenues from continuing operations for the three month period ended December 31, 2002 increased 10.3% over 2001, driven by increases in both product sales and royalty and licensing revenues.

Increased product gross margins associated with continuing operations for the three month period ended December 31, 2002 as compared to 2001 are attributable to changes in product mix.

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the three month period ended December 31, 2002 was relatively unchanged from 2001.

EBITDARD from continuing operations, expressed as a percentage of total revenues was unchanged for the three month period ended 2002 as compared to 2001.

Research and development expenditures associated with continuing operations for the three month period ended December 31, 2002 decreased $342,000 compared with 2001 due to the refund of previously paid regulatory fees.

Depreciation and amortization expense associated with continuing operations for the three month period ended December 31, 2002 increased 6.5% over 2001 following the commencement of depreciation charges on recently completed capital projects.

Net financial items associated with continuing operations were not significantly changed in the fourth quarter of 2002 compared with 2001.

Minority interest for the fourth quarter of 2002 was nil as a result of break-even net income for DPI for the quarter.

Discontinued operations incurred a net loss of $266,000 in the fourth quarter of 2002 compared to income of $62,000 in 2001 due to higher operating expenses, partly offset by higher product gross margins.

For the three month period ended December 31, 2002 the Company recorded an income tax recovery, expressed as a percentage of pre-tax earnings of 8.3% as compared to a recovery of 23.5% in 2001.

The weighted average number of common shares outstanding in the fourth quarter of 2002 was relatively unchanged at 37,090,320.

Comparison of 2002 and 2001

Consolidated revenues from continuing operations for the year ended December 31, 2002 of $38,640,000 were a record level for the Company representing an increase of 14.0% over 2001. An 11.7% increase in product sales coupled with a 23.0% increase in royalty and licensing revenue accounted for the overall increase.

Product gross margin in 2002 improved to 22.9% of product sales from continuing operations from 18.8% for the same period in 2001 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations was 23.7% of product sales from continuing operations in 2002, relatively unchanged as compared to the 23.5% of product sales from continuing operations in 2001.

EBITDARD from continuing operations of $8,054,000 in 2002 was an annual record for the Company, representing an increase of 46.7% compared to 2001. Expressed as a percentage of total revenues, EBITDARD increased to 20.8% in 2002 from 16.2% in 2001.

Research and development expenditures associated with continuing operations increased 55.9% in 2002 as compared to 2001 due to increased staffing and additional clinical development activity involving the Company's pipeline of innovative radiopharmaceutical products.

Depreciation and amortization expense associated with continuing operations increased 15.1% compared with 2001 following the commencement of depreciation charges on completed capital projects.

Net financial items associated with continuing operations in 2002 resulted in a higher expense in 2002 due to a strengthening Canadian dollar in 2002 compared with 2001, partially offsetting the impact of lower interest rates.

Minority interest in 2002 contributed positively to net income by $252,000, a $34,000 decline compared to 2001 due to the reduction in DPI's net loss.

Net loss from discontinued operations in 2002 was $834,000 as compared to $569,000 in 2001 due to higher operating expenses including severance costs related to the restructuring of the Company's corporate scientific and regulatory affairs group, partly offset by higher product gross margins.

The only significant non-recurring items in 2002 were net after-tax offering costs of $251,000 and a tax recovery of $418,000. The only significant non-recurring item in 2001 was a $3,300,000 charge associated with the revaluation of the Company's income tax assets.

In December 2001, the Company filed amended U.S. returns for its 1998, 1999 and 2001 taxation years. In June 2002 the Company was notified by the U.S. Internal Revenue Service that its revised filing position had been accepted and related refunds aggregating $418,000 were recognized in the second quarter of 2002 as a reduction in income tax expense.

In June 2001, the Governments of Canada and Ontario enacted legislation implementing gradual reductions in their respective corporate income tax. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in 2001, the Company recorded a non-cash charge of $3,300,000 to reduce the carrying value of its deferred income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

Excluding non-recurring items, for the twelve month period ended December 31, 2002 the Company recorded an income tax expense (expressed as a percentage of pre-tax earnings) of 12.5% as compared to a recovery of 14.4% in 2001. During 2002, the Company had indicated that it had expected its 2002 effective tax rate to be in the 20-25% range. The lower actual rate for 2002 was due to an unforeseen shift in profit mix in the later half of 2002.

Net income from continuing operations before non-recurring items increased 24.9% compared with 2001. Basic earnings per share from continuing operations before non-recurring items in 2002 increased 24.2% over 2001 (on the same basis) to $0.077 per share in 2002.

The weighted average number of common shares outstanding in 2002 increased 1.1% to 36,981,985, over 2001 due to the exercise of options and employee participation shares.

Radiopharmaceuticals

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2002	2001	$ Change		2002	2001	$ Change
(in thousands of U.S. dollars) (U.S. GAAP)
			Revenues
$2,316	$1,733	$583	Product sales	$9,704	$6,763	$2,941
128	77	51	Royalty and licensing	451	192	259

2,444	1,810	634		10,155	6,955	3,200
447	386	61	EBITDA (pre-R&D)	2,702	1,779	923
18.3%	21.3%		% of Revenues	26.6%	25.6%
(324)	(666)	342	R & D	(1,996)	(1,280)	(716)

123	(280)	403	EBITDA	706	499	207
(186)	(196)	10	Depreciation and amortization	(716)	(623)	(93)

$(63)	$(476)	$413	Loss from operations	$(10)	$(124)	$114

Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed™, second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: Fibrimage®, currently in Phase III, for imaging deep vein thrombosis, Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct, and INFECTON™ currently in Phase I clinical development for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights for the Company's radiopharmaceutical segment in 2002 included:

  •
  Record financial results:

  •
  Revenues of $10.2 million, an increase of 46.0% over 2001.

  •
  EBITDARD of $2.7 million, an increase of 51.9% over 2001.

  •
  U.S. and Canadian regulatory approval to transfer production of DRAXIMAGE's line of lyophilized medical imaging products to the Company's own production facility.

  •
  Increased U.S. and Canadian market acceptance of the iodine version of BrachySeed™ which was launched in 2001.

  •
  U.S. launch of the palladium version of BrachySeed™ and the subsequent suspension of shipments pending the development of a revised marketing strategy for this product.

  •
  Subsequent to year end, commencement of direct sales of BrachySeed™ in the U.S.

  •
  Subsequent to year end, commencement of a Phase I trial for INFECTON™, a technetium-99m-based radiopharmaceutical for imaging infection.

  •
  Subsequent to year end, U.S. regulatory approval of a new radiotherapeutic kit product for the treatment of thyroid cancer and hyperthyroidism.

In January 2003, DRAXIMAGE served notice to its BrachySeed™ licensee in the U.S. that it was exercising its contractual rights to terminate the licensee's marketing exclusivity provisions as a result of the licensee's continued failure to meet minimum annual sales requirements. DRAXIMAGE assured its licensee at this time that in all other respects contractual relations between the parties remained in effect in accordance with the provisions of the license and supply agreements, including the licensee's continued right to market and distribute BrachySeed™ in the U.S. on a non-exclusive basis. The licensee subsequently notified DRAXIMAGE that it was unilaterally terminating all contractual agreements between the companies alleging breach by DRAXIMAGE. DRAXIMAGE has disputed the licensee's right to terminate the agreements, denies any breach, and maintains that the licensee has repudiated the agreements.

DRAXIMAGE has established full control over the marketing, sales and distribution of BrachySeed™ in the U.S and has taken steps to assure its BrachySeed™ customers that there will be no disruption in the supply of BrachySeed™ I-125 implants. DRAXIMAGE is considering several options for the U.S. market, including continued direct sales as well as the possibility of establishing new marketing and distribution relationships.

Comparison of Three Month Period Ended December 31, 2002 and 2001

Revenues for the radiopharmaceutical segment for the three month period ended December 31, 2002 increased 35.0% over 2001. Increased product sales for the fourth quarter of 2002 were driven largely by increased sales of sodium iodide I-131 radiotherapy capsules, diagnostic imaging products, and BrachySeed™ implants.

Shipments of BrachySeed™ I-125 to the U.S. and Canada in the fourth quarter of 2002 increased 7.3% over the immediately preceding third quarter of 2002. Third quarter shipments increased 17.4% over the second quarter of 2002.

U.S. shipments of the Company's line of lyophilized diagnostic imaging products in the fourth quarter of 2002 decreased compared with the third quarter based on the timing of quarter end shipments. This follows a strong first quarter of 2002 which included the fulfillment of order backlogs. For the year ended December 31, 2002, U.S. sales of the Company's line of lyophilized diagnostic imaging products increased 21.4% as compared to 2001.

The decline in EBITDARD margin in the current quarter of 18.3% from 21.3% in 2001 is largely due to inventory losses associated with BrachySeed™ Pd-103.

Research and development expenditures for this segment decreased to $324,000 in the fourth quarter of 2002 as compared to $666,000 in the same period in 2001. In the fourth quarter of 2002, the Company was successful in its appeal to recover a $286,000 U.S. regulatory filing fee paid in the third quarter of 2002 which had been originally mis-classified as a New Drug Submission rather than an Abbreviated New Drug Submission.

In December 2002, manufacturing and sale of the palladium version of BrachySeed™ were suspended to reduce inventory losses being incurred by DRAXIMAGE following a period of several months during which production, based on its U.S. licensee's projected sales, significantly exceeded actual sales. DRAXIMAGE is exploring alternatives for the possible re-introduction of this product. In the fourth quarter of 2002, $370,000 of inventory losses associated with BrachySeed™ Pd-103 were incurred.

Depreciation and amortization expense for this segment of $186,000 in the current quarter decreased slightly due to the elimination of $25,000 of quarterly goodwill amortization pursuant to the adoption of SFAS No.142.

Comparison of 2002 to 2001

Total revenues for the radiopharmaceutical segment in 2002 of $10,155,000 were an annual record representing an increase of 46.0% over 2001. The 43.5% increase in product sales was primarily attributable to increased sales of sodium iodide I-131 radiotherapy capsules, which were launched in the fourth quarter of 2001, diagnostic imaging products, and BrachySeed™ implants.

Revenues in 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products. For the year ended December 31, 2002, U.S. sales of these products increased 21.4% as compared to 2001.

During 2002 DRAXIMAGE completed the installation of three new BrachySeed™ production lines at its FDA-approved facility, incorporating robotic assembly units for efficient production and greater product quality.

In the second quarter of 2002, the Company received a $1,000,000 non-refundable fee related to BrachySeed™ Pd-103 bringing the total of non-refundable fees received from its U.S. BrachySeed™ licensee to $2,000,000. Up to December 31, 2002, non-refundable fees under this collaboration have been deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010. Future treatment of this deferred revenue source will depend on the outcome of the dispute between DRAXIMAGE and its BrachySeed™ licensee in the U.S.

EBITDARD for this segment of $2,702,000, or 26.6% of revenues, for 2002 was an annual record, representing an increase of 51.9%, compared to income of $1,779,000, or 25.6% of revenues, in 2001.

Research and development expenditures for this segment increased to $1,996,000 in 2002 as compared to $1,280,000 in 2001 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

For the year ended December 31, 2002, BrachySeed™ net contribution to EBITDA was approximately break-even on $1.8 million of revenues. Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of BrachySeed™. In December 2002, manufacturing and sale of BrachySeed™ Pd-103 were suspended to reduce inventory losses which had been incurred for a period of several months during which production, based on its U.S. licensee's projected sales, significantly exceeded actual sales. DRAXIMAGE is exploring alternatives for the possible re-introduction of this product.

Depreciation and amortization expense for this segment increased 14.9% from 2001 following the commencement of depreciation of the expanded radiopharmaceutical production facility.

In 2002, the Company strengthened its radiopharmaceutical management team with the addition of Dr. George Desypris as Director of Clinical Development and Mr. Giovanni Venditti as Director of Sales and Marketing. In 2001, DRAXIMAGE added Dr. Edward Bump as Director of Research.

Manufacturing

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2002	2001	$ Change		2002	2001	$ Change
(in thousands of U.S. dollars) (U.S. GAAP)
			Revenues
$5,386	$5,419	$(33)	Product sales	$20,946	$20,460	$486

393	(23)	416	EBITDA	627	149	478
7.3%	-0.4%		% of Revenues	3.0%	0.7%
(307)	(247)	(60)	Depreciation and amortization	(1,166)	(867)	(299)

$86	$(270)	$356	Income (loss) from operations	$(539)	$(718)	$179

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl® produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

Highlights for the Company's manufacturing segment in 2002 included:

  •
  Record financial results:

  •
  Revenues of $20.9 million, an increase of 2.4% over 2001.

  •
  EBITDA of $627,000 compared with $149,000 for 2001 and improved EBITDA margin to 3.0% from 0.7%.

  •
  Initiation of a three year, $12 million capital plan, including a tripling of DPI's existing lyophilization capacity and related financing arrangements including additional participation by DPI's strategic partner, Société générale de financement du Québec.

  •
  U.S. and Canadian regulatory approval to transfer production of DRAXIMAGE's line of lyophilization medical imaging products to the Company's own production facility.

  •
  U.S. regulatory approval to commence production at DPI of an established injectable product for GlaxoSmithKline.

  •
  U.S. regulatory approval to manufacture solid dosage form products at DPI.

  •
  Subsequent to year end, U.K. regulatory approval to manufacture multiple sterile and non-sterile products at DPI.

  •
  Several new business opportunities.

During 2002, Mr. Jim Garner, the Company's Senior Vice President, Finance and Chief Financial Officer, was appointed to the additional position of Acting President of DPI following the resignation of the previous incumbent. The Company has commenced a formal search process to identify potential candidates for a permanent president of DPI.

Comparison of Three Month Period Ended December 31, 2002 and 2001

Total revenues for the manufacturing segment in the fourth quarter of 2002 of $5,386,000 were modestly lower than the quarterly record of $5,419,000 established in the same period in 2001.

EBITDA for this segment increased $416,000 in the fourth quarter of 2002 compared with 2001. Earnings in the fourth quarter of 2002 were positively impacted by the cost containment initiatives implemented in the third quarter coupled with a favourable shift in business mix.

Depreciation and amortization expense for this segment of $307,000 in the current quarter increased 24.3% over the same period in 2001, following the commencement of depreciation on completed capital projects.

Comparison of 2002 to 2001

Revenues for the twelve month period ended December 31, 2002 were flat despite increased new business, the commencement of shipments of lyophilized products principally to DRAXIMAGE and increased Anipryl® product sales to Pfizer Inc., all of which was offset by lower volumes of lower margin, legacy products.

DPI's regular summer shut-down was completed in July 2002. The entire sterile area, including lyophilization, was affected by the 2002 shutdown. This resulted in slower than anticipated ramp up in sales in the third quarter and much of the fourth quarter of 2002.

In 2002 the Company announced that it had received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE lyophilized imaging products to DPI. Ramp-up of lyophilization production in 2002 was slower than anticipated due to production start-up issues in this new manufacturing area.

In December 2001 DPI finalized supply and related agreements with GlaxoSmithKline for the renewal and expansion of an existing contract manufacturing relationship between the companies. The products being transferred to DPI are all established, sterile products currently marketed by GlaxoSmithKline in multiple international markets.

In 2002 an additional, established sterile product was added under this contract. U.S. regulatory approval for the site transfer of this product, the first under the new DPI/GlaxoSmithKline contract destined for the U.S. market, was received and commercial production of this product commenced in the second quarter of 2002.

During 2002, site transfer and related activities associated with the other GlaxoSmithKline products continued at a high level. Manufacturing revenues for these products is now expected to ramp up gradually through 2003 and into 2004.

In January 2003, DPI received formal approval from the U.K. Medicines Control Agency to manufacture several products destined for the U.K. and major European markets. The authorization includes products being transferred to DPI under the GlaxoSmithKline contract.

In 2002, DPI was selected by Bone Care International Inc. to be a manufacturer of Hectorol® Injection, an FDA approved D-hormone product used in the treatment of secondary hyperparathyroidism in chronic renal dialysis patients.

Also in 2002, DPI was designated by Axcan Pharma Inc. as a commercial manufacturing site for its lyophilized biological product, Photofrin photodynamic therapy used to selectively palliate, cure or prevent various forms of tumourus cancers.

EBITDA for this segment of $627,000 for 2002 was an annual record representing an increase of $478,000 from $149,000 in 2001. The EBITDA margin for this segment increased to 3.0% for 2002 compared to 0.7% in 2001. The improvement in operating profitability was attributable to higher margin products.

Depreciation and amortization expense for this segment increased 34.5% from 2001 following the commencement of depreciation charges on completed capital projects.

In 2002, the Company announced a three year, $12 million capital plan for DPI including a tripling of DPI's existing lyophilization capacity, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, and improvements to infrastructure and supporting systems to maintain DPI at the forefront of regulatory compliance.

The second lyophilizer, with 24 square metres (254 square feet) of freeze-drying shelf space, will be incorporated into DPI's existing lyophilization facility, which currently houses a highly automated, integrated system with 11 square meters (120 square feet) of shelf space. The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production. The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL-vials of lyophilized product.

DPI has scheduled a sterility break of its sterile manufacturing operations to facilitate the installation of the second lyophilizer and an additional autoclave to coincide with the regular summer shutdown in 2003. Originally it had been planned that these major upgrades would occur in December 2002 - January 2003, but following a detailed review it was concluded that it would be more appropriate to defer the installations to the 2003 summer shutdown. Delaying the increase in DPI's freeze-drying capacity is not expected to result in any loss of new business opportunities.

In early November 2002, DPI commissioned its new raw material storage and dispensing area, which improved cGMP compliance and provided an improved environment for the handling and dispensing of raw materials. This installation will improve the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology. This project, which is part of DPI's three year capital plan, was completed both on time and within original cost estimates.

Corporate and Other

For the Three Month Period Ended December 31,				For the Year Ended December 31,
2002	2001	$ Change		2002	2001	$ Change
(in thousands of U.S. dollars) (U.S. GAAP)
			Revenues
$26	$(200)	$226	Product sales(1)	$(312)	$(72)	$(240)
1,980	1,887	93	Royalty and licensing	7,851	6,560	1,291

2,006	1,687	319		7,539	6,488	1,051
1,053	1,356	(303)	EBITDA	4,725	3,561	1,164
52.5%	80.4%		% of Revenues	62.7%	54.9%
(230)	(236)	6	Depreciation and amortization	(922)	(946)	24
			Non-recurring items
—	—	—	Offering costs	(360)	—	(360)

$823	$1,120	$(297)	Income from operations	$3,443	$2,615	$828

(1)
Net of inter-segment sales.

Corporate and Other comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to Anipryl®; royalties and expenses from GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Three Month Period Ended December 31, 2002 and 2001

Royalty and licensing revenue in this segment for the fourth quarter of 2002 of $1,980,000 represented an increase of 4.9% as compared to $1,887,000 for the same period in 2001. The increase was attributable to an increase in the amount of additional Anipryl® minimum royalty earned in the current quarter as compared to the fourth quarter of 2001 offsetting by lower regular royalty amounts from Pfizer Inc. with respect to Anipryl®.

In December 2001, the Company received a payment of $3,150,000 in connection with its collaboration agreement involving Anipryl®. The portion of this payment attributable to the minimum royalty entitlement for the three year cycle ended December 31, 2002 is being recognized as revenue on a straight-line basis over the four quarters of 2002.

EBITDA, over the same period in 2001 for this segment for the three month period ended December 31, 2002 decreased 22.3% due to higher inter-segment eliminations.

Depreciation and amortization expense in this segment in 2002 was largely unchanged as compared to 2001.

Comparison of 2002 to 2001

Royalty and licensing revenue in this segment in 2002 increased 19.7% as compared to 2001. The increase was attributable to increased minimum royalty amounts from Pfizer Inc. with respect to Anipryl®.

EBITDA for this segment, before non-recurring items, in 2002 increased $1,164,000 over 2001 levels due to increased minimum royalty amounts from Pfizer Inc. with respect to Anipryl®, higher contribution from Alertec® offsetting by inter-segment eliminations.

This segment incurred non-recurring charges of $360,000 ($251,000 after tax) of costs associated with the public offering of shares during the second quarter of 2002.

Depreciation and amortization expense for this segment of in 2002 declined slightly compared to 2001.

Corporate Matters

Draxis Pharmaceutica

In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan Corporation, plc ("Elan"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

DRAXIS has received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division. The Company is currently engaged in advanced negotiations regarding a possible transaction. As options regarding potential divestiture are explored, the Company will continue to manage and operate this division to enhance shareholder value consistent with the

Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.

The results of DRAXIS Pharmaceutica are reported as discontinued operations. See "Accounting Matters—Discontinued Operations".

Legal Actions

Since 2001, the Company and its subsidiary, Draxis Animal Health, Inc. ("DAHI"), have been involved in Anipryl®-related U.S. and Canadian legal proceedings with the University of Toronto ("U of T") and the University of Toronto Innovations Foundation ("IF"). One dispute relates to the terms of a 1992 license agreement between DAHI and IF and the other relates to a 1988 research agreement between the Company and U of T. In July 2002, the U.S. Court of Appeal ruled that the U.S. proceedings with IF should be stayed pending the outcome of arbitration of this dispute in Ontario.

The Company considers all of the claims made by the U of T and IF to be without merit and is vigorously defending itself.

Public Offering

In June 2002, the Company facilitated the underwritten sale of 4,220,466 common shares, representing approximately 11.4% of the Company's issued and outstanding shares, by Elan International Services, Ltd., a subsidiary of Elan, and Novopharm Limited, a subsidiary of TEVA Pharmaceutical Industries Ltd. The Company incurred $360,000 ($251,000, after tax) of costs associated with this offering.

Shareholder Rights Plan

On April 23, 2002, an updated version of the Company's pre-existing shareholder rights plan became effective to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company's shares. The updated plan was approved by shareholders at the special annual general meeting on May 16, 2002 and received regulatory approval shortly thereafter.

Board of Directors

On August 15, 2002, the Company announced that it had appointed two new directors, Mr. Rolf H. Henel and Mr. Bruce W. Simpson, to its Board and that Mr. James Doherty elected to retire from the Board. The Company's board now has nine directors, all of whom, except Dr. Barkin as President and CEO, are considered to be unrelated and independent of the Company.

Liquidity and Capital Resources

	December 31 2002	December 31, 2001
	(in thousands of U.S. dollars) (U.S. GAAP)
Cash and cash equivalents	$4,899	$5,602
Non-financial working capital (net)(1)	$6,284	$8,106
Total debt	$13,610	$9,726

(1)
Excluding cash and cash equivalents, bank loan, current portions of deferred revenues and long-term debt and customer deposits.

Cash and cash equivalents at December 31, 2002 totalled $4,899,000 as compared with $5,602,000 as at December 31, 2001.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at December 31, 2002 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in 2002, were $1,773,000 as compared to usage of $2,306,000 in 2001.

Cash flows used in discontinued operations in 2002 was $439,000 as compared to a cash inflow of $75,000 in 2001. The decrease in 2002 was due to the decline in EBITDA from discontinued operations.

The Company had $18,994,000 and $24,615,000 of deferred revenues as at December 31, 2002 and December 31, 2001, respectively. The decline in 2002 was attributable to amortization during the year, partly offset by the addition of a $1,000,000 non-refundable fee related to BrachySeed™ Pd-103.

Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $6,568,000 in 2002 as compared to $4,783,000 in 2001. The increase in 2002 was due to commencement of amortization of non-refundable fees related to BrachySeed™ in 2001 and 2002.

Non-financial working capital declined to $6,284,000 as at December 31, 2002 from $8,106,000 as at December 31, 2001 due to lower current deferred income taxes and increased accounts payable.

Cash flows used in investing activities, excluding changes in deferred revenue, totalled $5,450,000 in 2002 and $5,288,000 in 2001.

Capital expenditures in 2002 of $5,390,000 increased from $5,363,000 in 2001. Virtually all capital expenditures in 2002 are attributable to DPI's previously announced capital plan.

The Company did not make any acquisitions in 2002 or 2001.

In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Québec.

Total debt at December 31, 2002 increased to $13,610,000 from $9,726,000 at December 31, 2001 due to additional bank facilities completed during December 2002 and the initial debt drawdown pursuant to DPI's new financing arrangement partially offset by scheduled term debt repayments.

As at December 31, 2002, the Company's debt was comprised as follows:

  •
  CDN$1,500,000 secured revolving credit facility of which $nil was drawn at December 31, 2002 (Draxis Health Inc.);

  •
  CDN$3,500,000 secured revolving credit facility of which $884,000 was drawn at December 31, 2002 (DPI);

  •
  $2,220,000 secured bank term loan (Draxis Health Inc.);

  •
  $5,167,000 secured bank term loan (DPI);

  •
  $1,081,000 secured subordinated term loan from Investissement Québec (DPI);

  •
  $1,976,000 unsecured subordinated term loan from SGF (DPI); and

  •
  $2,283,000 unsecured subordinated obligation related to the in-licensing of Permax® (Draxis Health Inc.).

The Company was in compliance with all lending covenants as at December 31, 2002 and 2001, except with respect to a minimum working capital requirement under the Draxis Health Inc. credit agreements. A waiver has been received with respect to the non-compliance to this covenant.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $844,000 and $83,000 in 2002 and 2001, respectively.

In 2002, the Company received proceeds of $525,000 from the issuance of treasury shares by DPI, net of the repurchase of shares held by minority interest.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to 1.83 million common shares. In December 2001 the plan was renewed and subsequently terminated on December 18, 2002. No shares were acquired under the plan in 2001 or 2002.

Canadian GAAP

The differences between U.S. and Canadian GAAP which affect net income (loss) for the three and twelve months ended December 31, 2002 and 2001 are summarized in the following table:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
(in thousands of U.S. dollars)
$709	$613	Net income (loss) as reported under U.S. GAAP	$2,186	$(1,584)

		Continuing operations
(591)	(380)	Amortization expense, net of taxes	(2,393)	(1,944)
—	—	Revaluation of tax assets	—	1,603
—	(18)	Other	77	4

(591)	(398)		(2,316)	(337)

		Discontinued operations
(157)	(157)	Amortization expense, net of taxes	(630)	(266)
429	—	(Provision) recovery for future losses, net of taxes	(1,065)	—

272	(157)		(1,695)	(266)

$390	$58	Net income (loss) under Canadian GAAP	$(1,825)	$(2,188)

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,603,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,697,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under U.S. GAAP, $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company has made a provision for future losses from discontinued operations. No net losses are expected under U.S. GAAP.

Outlook

The Company's primary operational focus for 2003 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

The Company's longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE, coming off of a strong 2002 with 46% revenue growth, is expected to continue to grow in 2003 through increasing sales of existing products in the U.S., introduction of new products into the U.S., including its recently approved Sodium Iodide I-131 kit, as well as expansion into non-North American jurisdictions.

Sales of BrachySeed™ implants are not expected to increase in 2003 at the same rate experienced in 2002. Product sales may decline somewhat during the transition period, following the repudiation of agreements by the Company's former U.S. BrachySeed™ licensee, while alternative marketing, sales and distribution strategies for BrachySeed™ are developed and implemented. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success for BrachySeed™.

The outlook for EBITDARD margins in the radiopharmaceutical segment in 2003 is positive as a result of increased new product sales and the reduction of inventory losses related to BrachySeed™ Pd-103.

In 2003 and beyond the Company expects to increase its investment in the development of its radiopharmaceutical product pipeline.

The Company believes that long term growth potential for DRAXIMAGE should be divided between the potential for its five innovative radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's five innovative products under development address substantial un-met market needs and thus have considerable potential, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

Excluding the potential impact of the five innovative radiopharmaceutical products currently under development, the Company's target is to achieve radiopharmaceutical revenues within the next five years of $30-35 million (representing more than three times its 2002 base) together with improving profitability margins.

The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow but on average during 2002 was approximately 25-35% based on current capabilities.

DPI's near term focus is on the successful execution of the several new business opportunities it has secured or is currently negotiating, including the GlaxoSmithKline contract, revenues from which are expected to ramp-up gradually through 2003 and into 2004.

In 2003 DPI will also be focussed on the successful execution of its three year, $12 million capital plan. Installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area, is now scheduled for the third quarter of 2003 and is expected to become operational approximately one year after installation.

The Company's target is to achieve manufacturing revenues within the next five years from its Montreal facility of $40-50 million (representing more than two times its 2002 base) together with improving profitability margins.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's' radiopharmaceutical and manufacturing businesses.

In 2003, the Company's Corporate and Other segment is expected to experience a decline in revenues and earnings following the completion of revenue recognition in 2002 associated with a non-recurring Anipryl® payment received in 2001.

In 2002 the Company received several non-binding offers related to the acquisition of DRAXIS Pharmaceutica and is currently engaged in advanced negotiations regarding a potential transaction. As divestiture options are explored, DRAXIS will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2003.

Capital expenditures in 2003 are expected to increase over 2002 levels due to the execution of DPI's capital plan.

With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2003. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue—License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets—Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Change in Accounting Convention and Reporting Currency

The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.

Definition of Segments

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations have been reported within three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, see Note 28 to the Company's 2001 consolidated financial statements.

Non-GAAP Measures

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC. Consolidated Statements of Operations In Accordance with U.S. GAAP (in thousands of U.S. dollars except share related data) (unaudited)
For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		REVENUES
$7,728	$6,952	Product sales	$30,338	$27,151
2,108	1,964	Royalty and licensing	8,302	6,752

9,836	8,916		38,640	33,903

		EXPENSES
5,952	5,415	Cost of goods sold	23,404	22,045
1,991	1,782	Selling, general and administration	7,542	6,369
324	666	Research and development	1,996	1,280
723	679	Depreciation and amortization	2,804	2,436

8,990	8,542		35,746	32,130

846	374	Operating income	2,894	1,773
54	51	Interest income (expense), net	(280)	(25)

900	425	Income before undernoted	2,614	1,748
(75)	(100)	Income taxes	(154)	3,049
—	26	Minority interest	252	286

975	551	Income (loss) from continuing operations	3,020	(1,015)
(266)	62	Income (loss) from discontinued operations, net of taxes	(834)	(569)

$709	$613	Net income (loss)	$2,186	$(1,584)

		Basic income (loss) per share
$0.026	$0.015	from continuing operations	$0.081	$(0.028)
(0.007)	0.002	from discontinued operations	(0.023)	(0.016)

$0.019	$0.017		$0.058	$(0.044)

		Diluted income (loss) per share
$0.026	$0.015	from continuing operations	$0.081	$(0.028)
(0.007)	0.002	from discontinued operations	(0.023)	(0.016)

$0.019	$0.017		$0.058	$(0.044)

		Weighted-average number of shares outstanding
37,090,320	36,612,564	—basic	36,981,985	36,587,794
37,090,320	36,638,293	—diluted	37,337,879	36,610,927

        These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Consolidated Balance Sheets In Accordance with U.S. GAAP (in thousands of U.S. dollars) (unaudited)
	December 31, 2002	December 31, 2001
ASSETS
CURRENT
Cash and cash equivalents	$4,899	$5,602
Accounts receivable	7,934	7,472
Inventories	6,134	5,272
Prepaid expenses	415	570
Deferred income taxes, net	990	2,917

	20,372	21,833
Property, plant and equipment, net	26,054	22,294
Goodwill, net	556	551
Intangible assets, net	7,724	9,539
Other assets	627	995
Deferred income taxes, net	12,618	9,148

	$67,951	$64,360

LIABILITIES
CURRENT
Bank loan	$884	$1,666
Accounts payable and accrued liabilities	9,189	8,125
Current portion of deferred revenues	5,142	6,476
Current portion of long-term debt	2,158	1,446
Customer deposits	2,314	—

	19,687	17,713
Deferred revenues	13,852	18,139
Long-term debt	10,568	6,614
Customer deposits	—	1,966
Minority interest	3,617	3,050

	$47,724	$47,482

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$60,652	$59,781
Additional paid in capital	15,550	15,476
Employee participation shares; 2,000,000 shares authorized	140	166
Less: loans receivable	(140)	(166)
Warrants	—	74
Deficit	(48,683)	(50,869)
Accumulated other comprehensive loss	(7,292)	(7,584)

	20,227	16,878

	$67,951	$64,360

        These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Consolidated Statements of Shareholders' Equity In Accordance with U.S. GAAP (in thousands of U.S. dollars except share related data) (unaudited)
For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		Common Stock (Number of Shares)
37,081,190	36,608,434	Balance, beginning of period	36,613,434	36,565,102
—	—	Issuance of common shares	—	—
—	—	Exercise of warrants	—	—
17,500	5,000	Exercise of options	468,168	48,332
—	—	Exercise of employee participation shares	17,088	—

37,098,690	36,613,434	Balance, end of period	37,098,690	36,613,434

		Common Stock
$60,624	$59,771	Balance, beginning of period	$59,781	$59,698
—	—	Issuance of common shares	—	—
—	—	Exercise of warrants	—	—
28	10	Exercise of options	817	83
—	—	Exercise of employee participation shares	54	—

$60,652	$59,781	Balance, end of period	$60,652	$59,781

		Additional Paid In Capital
$15,476	$15,476	Balance, beginning of period	$15,476	$15,476
—	—	Stock compensation	—	—
74	—	Fair value associated with expired warrants	74	—

$15,550	$15,476	Balance, end of period	$15,550	$15,476

		Employee Participation Shares
$140	$166	Balance, beginning of period	$166	$166
—	—	Issuance of employee participation shares	—	—
—	—	Exercise of employee participation shares	(26)	—

$140	$166	Balance, end of period	$140	$166

		Employee Participation Shares-Loans Receivable
$(140)	$(166)	Balance, beginning of period	$(166)	$(166)
—	—	Issuance of employee participation shares	—	—
—	—	Exercise of employee participation shares	26	—

$(140)	$(166)	Balance, end of period	$(140)	$(166)

		Warrants
$74	$74	Balance, beginning of period	$74	$74
—	—	Issuance of warrants	—	—
—	—	Exercise of warrants	—	—
(74)	—	Expiry of warrants	(74)	—

$—	$74	Balance, end of period	$—	$74

		Deficit
$(49,392)	$(51,482)	Balance, beginning of period	$(50,869)	$(49,285)
709	613	Net income (loss)	2,186	(1,584)

$(48,683)	$(50,869)	Balance, end of period	$(48,683)	$(50,869)

		Accumulated Other Comprehensive Income (Loss)
$(7,328)	$(5,824)	Balance, beginning of period	$(7,584)	$(5,155)
36	(1,760)	Other comprehensive income (loss)	292	(2,429)

(7,292)	(7,584)	Balance, end of period	(7,292)	(7,584)

$20,227	$16,878	Total shareholders' equity	$20,227	$16,878

		Comprehensive Income (Loss)
$36	$(1,760)	Foreign currency translation adjustments	$292	$(2,429)

36	(1,760)	Other comprehensive income (loss)	292	(2,429)
709	613	Net income (loss)	2,186	(1,584)

$745	$(1,147)	Total comprehensive income (loss)	$2,478	$(4,013)

These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Consolidated Statements of Cash Flow In Accordance with U.S. GAAP (in thousands of U.S. dollars) (unaudited)
For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$975	$551	Net income (loss) from continuing operations	$3,020	$(1,015)
		Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
(1,651)	(1,174)	Amortization of deferred revenues	(6,568)	(4,783)
723	679	Depreciation and other amortization	2,804	2,436
—	—	Stock compensation	28	—
(165)	(843)	Deferred income taxes	(1,181)	872
—	(26)	Minority interest	(252)	(286)
(117)	49	Other	376	470
		Changes in operating assets and operating liabilities
(814)	(379)	Accounts receivable	(401)	(991)
(841)	(797)	Inventories	(835)	675
808	1,014	Income taxes	(235)	1,592
315	(42)	Prepaid expenses	(185)	495
1,594	1,269	Accounts payable and accrued liabilities	1,245	1,850
—	1,583	Current portion of deferred revenues	—	1,629

827	1,884		(2,184)	2,944

		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(1,436)	(1,122)	Expenditures for property, plant and equipment	(5,390)	(5,363)
—	195	Increase in intangible assets	(60)	75
—	1,313	Increase in deferred revenues	899	1,722

(1,436)	386		(4,551)	(3,566)

		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	—	Proceeds from bank loan	382	434
(482)	(498)	Repayment of bank loan	(1,190)	—
2,655	—	Proceeds from long-term debt	5,243	—
—	(173)	Repayment of long-term debt	(172)	(762)
449	750	Proceeds from customer deposits	709	2,000
(232)	—	Repayment of customer deposits	(232)	—
28	10	Exercise of warrants and options	844	83
702	—	Issue of common shares by subsidiary to minority interest	969	—
(177)	—	Repurchase of common shares by subsidiary from minority interest	(177)	—

2,943	89		6,376	1,755

22	20	Effect of foreign exchange rate changes on cash and cash equivalents	95	(26)

2,356	2,379	Net cash (used in) from continuing operations	(264)	1,107
200	317	Net cash (used in) from discontinued operations	(439)	75

2,556	2,696	Net increase (decrease) in cash and cash equivalents	(703)	1,182

2,343	2,906	Cash and cash equivalents, beginning of period	5,602	4,420

$4,899	$5,602	Cash and cash equivalents, end of period	$4,899	$5,602

		Additional Information
$97	$103	Interest paid	$417	$634
$—	$12	Income taxes paid	$1,791	$336

These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Notes to the Consolidated Financial Statements In Accordance with U.S. GAAP (in thousands of U.S. dollars) (unaudited)

1.    Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

        The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2002 and the results of operations and cash flows for the quarter ended December 31, 2002 and 2001.

2.    Accounting Change

        Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

        The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
$709	$613	Net income (loss), as reported	$2,186	$(1,584)
—	25	Amortization expense on goodwill	—	103

$709	$638	Net income (loss), adjusted	$2,186	$(1,481)

3.    Discontinued Operations

        On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

        On August 14, 2002, the Company was advised that the acquisition would not be completed by the acquirer. The Company is considering other divestiture alternatives with respect to DRAXIS Pharmaceutica.

        Pursuant to APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended September 30, 2002 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® and information for prior periods has been reclassified to reflect this change.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
$1,959	$1,847	Revenues	$6,844	$6,180

$(266)	$62	Net income (loss) from discontinued operations	$(834)	$(569)

4.    Shareholders' Equity

  (a)
  Stock Option Plan

        The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
3,510,776	3,524,111	Balance, beginning of period	3,358,444	3,079,527
		Increase (decrease) resulting from:
47,500	—	Granted	750,000	581,500
(17,500)	(5,000)	Exercised	(468,168)	(48,332)
(106,667)	(70,667)	Cancelled	(150,167)	(63,001)
(120,000)	(90,000)	Expired	(176,000)	(191,250)

3,314,109	3,358,444	Balance, end of period	3,314,109	3,358,444

  (b)
  Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
$709	$613	Net income (loss), as reported	$2,186	$(1,584)
(196)	(98)	- pro forma impact	(736)	(399)

$513	515	Pro forma net income (loss)	$1,450	(1,983)

$0.019	$0.017	Basic net income (loss) per share, as reported	$0.058	$(0.044)
(0.005)	(0.003)	Pro forma impact per share	(0.020)	(0.011)

$0.014	0.014	Pro forma net income (loss) per share (Basic)	$0.038	(0.055)
$0.014	0.014	Pro forma net income (loss) per share (Diluted)	$0.038	(0.055)

Assumptions used in Black Scholes option pricing model
0.0%	0.0%	Dividend yield	0.0%	0.0%
62%	64%	Expected volatility	62-64%	63-66%
4.2%	5.5%	Risk-free interest rate	4.1-5.6%	5.2-5.6%
5 yrs	5 yrs	Expected option life	5 yrs	5 yrs

5.    Segmented Information

Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		PRODUCT SALES REVENUES
$2,316	$1,733	Radiopharmaceuticals	$9,704	$6,763
5,386	5,419	Manufacturing	20,946	20,460
26	(200)	Corporate and Other	(312)	(72)

$7,728	$6,952		$30,338	$27,151

		ROYALTY AND LICENSING REVENUES
$128	$77	Radiopharmaceuticals	$451	$192
—	—	Manufacturing	—	—
1,980	1,887	Corporate and Other	7,851	6,560

$2,108	$1,964		$8,302	$6,752

		TOTAL REVENUES
$2,444	$1,810	Radiopharmaceuticals	$10,155	$6,955
5,386	5,419	Manufacturing	20,946	20,460
2,006	1,687	Corporate and Other	7,539	6,488

$9,836	$8,916		$38,640	$33,903

		SEGMENT INCOME(1)
$123	$(280)	Radiopharmaceuticals	$706	$499
393	(23)	Manufacturing	627	149
1,053	1,356	Corporate and Other	4,365	3,561

$1,569	$1,053		$5,698	$4,209

		DEPRECIATION AND AMORTIZATION
$186	$196	Radiopharmaceuticals	$716	$623
307	247	Manufacturing	1,166	867
230	236	Corporate and Other	922	946

$723	$679		$2,804	$2,436

		OPERATING INCOME (LOSS)(2)
$(63)	$(476)	Radiopharmaceuticals	$(10)	$(124)
86	(270)	Manufacturing	(539)	(718)
823	1,120	Corporate and Other	3,443	2,615

$846	$374		$2,894	$1,773

	December 31, 2002	December 31, 2001
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$10,823	$13,558
Manufacturing	30,701	24,906
Corporate and Other	26,427	25,896

	$67,951	$64,360

(1)
Segment income (loss) from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

(2)
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		REVENUES(1)
$6,016	$5,841	Canada	$23,205	$22,240
3,764	3,075	United States	15,246	11,663
56	—	Other	189	—

$9,836	$8,916		$38,640	$33,903

	December 31, 2002	December 31, 2001
LONG-LIVED ASSETS(2)
Canada	$34,334	$32,384
United States	—	—

	$34,334	$32,384

(1)
Revenues are attributable to countries based upon the location of the customer.

(2)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

6.    Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC. Consolidated Statements of Operations In Accordance with Canadian GAAP (in thousands of U.S. dollars except share related data) (unaudited)
For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		REVENUES
$7,728	$6,952	Product sales	$30,338	$27,151
2,108	1,964	Royalty and licensing	8,302	6,752

9,836	8,916		38,640	33,903

		EXPENSES
5,952	5,415	Cost of goods sold	23,404	22,045
1,991	1,782	Selling, general and administration	7,542	6,369
324	470	Research and development	1,936	1,083
(107)	(123)	Investment tax credits on research and development	(453)	(281)
1,336	1,218	Amortization	5,253	4,623

9,496	8,762		37,682	33,839

340	154	Operating income	958	64
54	51	Interest income (expense), net	(280)	(25)

394	205	Income before undernoted	678	39
4	72	Income taxes	201	1,658
—	26	Minority interest	252	286

390	159	Income (loss) from continuing operations	729	(1,333)
—	(101)	Loss from discontinued operations, net of taxes	(2,554)	(855)

$390	$58	Net income (loss)	$(1,825)	$(2,188)

		Basic income (loss) per share
$0.011	$0.004	from continuing operations	$0.020	$(0.036)
—	(0.003)	from discontinued operations	(0.069)	(0.023)

$0.011	$0.001		$(0.049)	$(0.059)

		Diluted income (loss) per share
$0.011	$0.004	from continuing operations	$0.020	$(0.036)
—	(0.003)	from discontinued operations	(0.069)	(0.023)

$0.011	$0.001		$(0.049)	$(0.059)

		Weighted-average number of shares outstanding
37,090,320	36,612,564	- basic	36,981,985	36,587,794
37,090,320	36,638,293	- diluted	37,337,879	36,610,927

These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Consolidated Balance Sheets In Accordance with Canadian GAAP (in thousands of U.S. dollars) (unaudited)
	December 31, 2002	December 31, 2001
ASSETS
CURRENT
Cash and cash equivalents	$4,899	$5,602
Accounts receivable	7,934	7,472
Inventories	6,134	5,272
Prepaid expenses	415	570
Future income taxes, net	990	1,192

	20,372	20,108
Property, plant and equipment, net	26,054	22,294
Goodwill, net	556	551
Intangible assets, net	23,052	28,110
Other assets	627	995
Future income taxes, net	10,241	8,141

	$80,902	$80,199

LIABILITIES
CURRENT
Bank loan	$884	$1,666
Accounts payable and accrued liabilities	10,254	8,125
Current portion of deferred revenues	5,142	6,476
Current portion of long-term debt	2,158	1,446
Customer deposits	2,314	—

	20,752	17,713
Deferred revenues	13,852	18,139
Long-term debt	10,268	6,614
Customer deposits	—	1,966
Minority interest	3,917	3,050

	$48,789	$47,482

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$51,046	$50,175
Contributed surplus	6,548	6,476
Employee participation shares; 2,000,000 shares authorized	131	157
Less: loans receivable	(131)	(157)
Warrants	—	72
Deficit	(24,221)	(22,396)
Cumulative translation adjustment	(1,260)	(1,610)

	32,113	32,717

	$80,902	$80,199

These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Consolidated Statements of Shareholders' Equity In Accordance with Canadian GAAP (in thousands of U.S. dollars except share related data) (unaudited)
For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		Common Stock (Number of Shares)
37,081,190	36,608,434	Balance, beginning of period	36,613,434	36,565,102
—	—	Issuance of common shares	—	—
—	—	Exercise of warrants	—	—
17,500	5,000	Exercise of options	468,168	48,332
—	—	Exercise of employee participation shares	17,088	—

37,098,690	36,613,434	Balance, end of period	37,098,690	36,613,434

		Common Stock
$51,018	$50,165	Balance, beginning of period	$50,175	$50,092
—	—	Issuance of common shares	—	—
—	—	Exercise of warrants	—	—
28	10	Exercise of options	817	83
—	—	Exercise of employee participation shares	54	—

$51,046	$50,175	Balance, end of period	$51,046	$50,175

		Contributed Surplus
$6,476	$6,476	Balance, beginning of period	$6,476	$6,476
—	—	Stock compensation	—	—
72	—	Fair value associated with expired warrants	72	—

$6,548	$6,476	Balance, end of period	$6,548	$6,476

		Employee Participation Shares
$131	$157	Balance, beginning of period	$157	$157
—	—	Issuance of employee participation shares	—	—
—	—	Exercise of employee participation shares	(26)	—

$131	$157	Balance, end of period	$131	$157

		Employee Participation Shares-Loans Receivable
$(131)	$(157)	Balance, beginning of period	$(157)	$(157)
—	—	Issuance of employee participation shares	—	—
—	—	Exercise of employee participation shares	26	—

$(131)	$(157)	Balance, end of period	$(131)	$(157)

		Warrants
$72	$72	Balance, beginning of period	$72	$72
—	—	Issuance of warrants	—	—
—	—	Exercise of warrants	—	—
(72)	—	Expiry of warrants	(72)	—

$—	$72	Balance, end of period	$—	$72

		Deficit
$(24,611)	$(22,454)	Balance, beginning of period	$(22,396)	$(20,208)
390	58	Net income (loss)	(1,825)	(2,188)

$(24,221)	$(22,396)	Balance, end of period	$(24,221)	$(22,396)

		Cumulative Translation Adjustment
$(1,301)	$(1,329)	Balance, beginning of period	$(1,610)	$—
41	(281)	Foreign currency translation adjustments	350	(1,610)

(1,260)	(1,610)	Balance, end of period	(1,260)	(1,610)

$32,113	$32,717	Total shareholders' equity	$32,113	$32,717

These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Consolidated Statements of Cash Flows In Accordance with Canadian GAAP (in thousands of U.S. dollars) (unaudited)
For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$390	$159	Net income (loss) from continuing operations	$729	$(1,334)
		Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
(1,651)	(1,174)	Amortization of deferred revenues	(6,568)	(4,783)
1,336	1,217	Amortization	5,253	4,623
—	—	Stock compensation	28	—
(86)	(733)	Future income taxes	(1,254)	(637)
—	(26)	Minority interest	(252)	(286)
(117)	49	Other	316	470
		Changes in operating assets and operating liabilities
(814)	(379)	Accounts receivable	(401)	(991)
(841)	(797)	Inventories	(835)	675
808	1,014	Income taxes	(235)	1,592
315	(42)	Prepaid expenses	(185)	495
1,594	1,269	Accounts payable and accrued liabilities	1,245	1,850
—	1,583	Current portion of deferred revenues	—	1,629

934	2,140		(2,159)	3,303

		CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
(1,436)	(1,122)	Expenditures for property, plant and equipment	(5,390)	(5,365)
—	—	Increase in intangible assets	(60)	(120)
—	1,313	Increase in deferred revenues	899	1,722

(1,436)	191		(4,551)	(3,763)

		CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
—	—	Proceeds from bank loan	382	434
(482)	(498)	Repayment of bank loan	(1,190)	—
2,655	—	Proceeds from long-term debt	5,243	—
—	(173)	Repayment of long-term debt	(172)	(762)
449	750	Proceeds from customer deposits	709	2,000
(232)	—	Repayment of customer deposits	(232)	—
28	10	Exercise of warrants and options	844	83
702	—	Issue of common shares by subsidiary to minority interest	969	—
(177)	—	Repurchase of common shares by subsidiary from minority interest	(177)	—

2,943	89		6,376	1,755

(85)	(41)	Effect of foreign exchange rate changes on cash and cash equivalents	70	(188)

2,356	2,379	Net cash (used in) from continuing operations	(264)	1,107
200	317	Net cash (used in) from discontinued operations	(439)	75

2,556	2,696	Net increase (decrease) in cash and cash equivalents	(703)	1,182

2,343	2,906	Cash and cash equivalents, beginning of period	5,602	4,420

$4,899	$5,602	Cash and cash equivalents, end of period	$4,899	$5,602

		Additional Information
$97	$103	Interest paid	$417	$634
$—	$12	Income taxes paid	$1,791	$336

These interim consolidated financial statements are preliminary and are subject to change. The Company disclaims any intention or obligation to update these interim consolidated financial statements prior to the filing of its audited consolidated financial statements for the year ended December 31, 2002.

DRAXIS HEALTH INC. Notes to the Consolidated Financial Statements In Accordance with Canadian GAAP (in thousands of U.S. dollars) (unaudited)

1.    Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For periods subsequent to January 1, 2001, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2002 and the results of operations and cash flows for the quarter ended December 31, 2002 and 2001.

2.    Accounting Change

  (a)
  Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

        The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
$390	$58	Net income (loss), as reported	$(1,825)	$(2,188)
—	25	Amortization expense on goodwill	—	103

$390	$83	Net income (loss), adjusted	$(1,825)	$(2,085)

  (b)
  Foreign Currency Translation

        Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with no impact on prior periods.

  (c)
  Stock-based Compensation Costs

        Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

3.    Discontinued Operations

        On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). On June 4, 2002, the Company announced that it had modified the terms of the proposed sale.

        On August 14, 2002, the Company was advised that the acquisition would not be completed by the acquirer. The Company is considering other divestiture alternatives with respect to DRAXIS Pharmaceutica.

        Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended June 30, 2002 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec®and information for prior periods has been reclassified to reflect this change.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
$1,959	$1,847	Revenues	$6,844	$6,180

$(429)	$(101)	Operating loss from discontinued operations	$(1,489)	$(855)
429	—	Recovery (provision) for future losses	(1,065)	—

$—	$(101)	Net loss from discontinued operations	$(2,554)	$(855)

4.    Shareholders' Equity

        (a)  Stock Option Plan

        The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
3,510,776	3,524,111	Balance, beginning of period	3,358,444	3,079,527
		Increase (decrease) resulting from:
47,500	—	Granted	750,000	581,500
(17,500)	(5,000)	Exercised	(468,168)	(48,332)
(106,667)	(70,667)	Cancelled	(150,167)	(63,001)
(120,000)	(90,000)	Expired	(176,000)	(191,250)

3,314,109	3,358,444	Balance, end of period	3,314,109	3,358,444

        (b)  Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

For the Three Month Period Ended December 31, 2002		For the Year Ended December 31, 2002
$390	Net income (loss), as reported	$(1,825)
(71)	—pro forma impact	(237)

$319	Pro forma net income (loss)	$(2,062)

$0.011	Basic net income (loss) per share, as reported	$(0.049)
(0.002)	Pro forma impact per share	(0.006)

$0.009	Pro forma net income (loss) per share (Basic)	$(0.055)
$0.009	Pro forma net income (loss) per share (Diluted)	$(0.055)

	Assumptions used in Black Scholes option pricing model
0.0%	Dividend yield	0.0%
62%	Expected volatility	62-64%
4.2%	Risk-free interest rate	4.1-5.6%
5 yrs	Expected option life	5 yrs

5.    Segmented Information

Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		PRODUCT SALES REVENUES
$2,316	$1,733	Radiopharmaceuticals	$9,704	$6,763
5,386	5,419	Manufacturing	20,946	20,460
26	(200)	Corporate and Other	(312)	(72)

$7,728	$6,952		$30,338	$27,151

		ROYALTY AND LICENSING REVENUES
$128	$77	Radiopharmaceuticals	$451	$192
—	—	Manufacturing	—	—
1,980	1,887	Corporate and Other	7,851	6,560

$2,108	$1,964		$8,302	$6,752

		TOTAL REVENUES
$2,444	$1,810	Radiopharmaceuticals	$10,155	$6,955
5,386	5,419	Manufacturing	20,946	20,460
2,006	1,687	Corporate and Other	7,539	6,488

$9,836	$8,916		$38,640	$33,903

		SEGMENT INCOME(1)
$230	$39	Radiopharmaceuticals	$1,219	$976
393	(23)	Manufacturing	627	149
1,053	1,356	Corporate and Other	4,365	3,562

$1,676	$1,372		$6,211	$4,687

		AMORTIZATION
$289	$305	Radiopharmaceuticals	$1,127	$1,043
307	247	Manufacturing	1,166	867
740	666	Corporate and Other	2,960	2,713

$1,336	$1,218		$5,253	$4,623

		OPERATING INCOME (LOSS)(2)
$(59)	$(266)	Radiopharmaceuticals	$92	$(67)
86	(270)	Manufacturing	(539)	(718)
313	690	Corporate and Other	1,405	849

$340	$154		$958	$64

	December 31, 2002	December 31, 2001
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,899	$12,385
Manufacturing	30,701	24,906
Corporate and Other	37,302	42,908

	$80,902	$80,199

(1)
Segment income (loss) from continuing operations before amortization, interest, income taxes and minority interest.

(2)
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

For the Three Month Period Ended December 31,			For the Year Ended December 31,
2002	2001		2002	2001
		REVENUES(1)
$6,016	$5,841	Canada	$23,205	$22,240
3,764	3,075	United States	15,246	11,663
56	—	Other	189	—

$9,836	$8,916		$38,640	$33,903

	December 31, 2002	December 31, 2001
LONG-LIVED ASSETS(2)
Canada	$41,378	$40,600
United States	8,284	10,355

	$49,662	$50,955

(1)
Revenues are attributable to countries based upon the location of the customer.

(2)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

6.    Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

QuickLinks

  Exhibit 99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations —Quarter Ended December 31, 2002—